1-31325

P.E.
8-2-02

Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Dated: August 2, 2002

ALTANA Aktiengesellschaft

(Exact name of registrant as specified in its charter)

Seedammweg 55
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __✓__ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No __✓__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

This Report on Form 6-K contains:

- Press release, dated August 2, 2002 (4 pages)
- Interim report, dated June 30, 2002 (11 pages)

ALTANA

Press Release

ALTANA AG

Postfach 1563
61285 Bad Homburg v.d.H.

Günther-Quandt-Haus
Corporate Communications
Seedammweg 55
61352 Bad Homburg v.d.H.
Germany

Phone +49 (0) 6172 404-406
Fax +49 (0) 6172 404-430
PR@altana.de
www.altana.com

ALTANA: Continued growth in the first half of the year

Operating income clearly increased by 25%
Pantoprazole sales forecast raised to approximately €1.9 billion
Sales and profit forecast confirmed

Bad Homburg, August 02, 2002 – In the first half of 2002, ALTANA AG, Bad Homburg, has continued its positive business performance. „Once again, we achieved our targeted double-digit growth rates. Our excellent sales performance and high profitability as well as promising pipeline products distinguish ourselves from the market environment", explained Nikolaus Schweickart, Chairman of the Management Board of ALTANA AG. Consolidated sales rose by 13% to almost €1.3 billion in the first half of the year, compared to more than €1.1 billion prior year.

The growth driver is mainly international business. The share of total sales generated in markets outside of Germany amounted to 81% (€1 billion). Business activities abroad reflected an increase of 16%. In the particularly important North American market, sales were up by 29% compared to prior year to achieve €341 million. Development in Europe (excluding Germany) recorded an 11% sales increase to achieve €419 million.

ALTANA clearly improved its key indicators of operating performance, EBITDA and EBIT: The EBITDA rose by 25% to €320 million, the EBIT also climbed by 25% to €262 million. In the first half of the year, pre-tax profit (EBT) amounted to €264 million, corresponding to an increase of 19% in year-to-year terms. The income before minority interests amounting to almost €170 million was 31% up on the prior-year level. As a result, earnings per share increased by 33%, from €0.91 prior year to €1.21.

The operating return (EBITDA) currently amounts to 25.2% compared to 22.8% in the corresponding period prior year. The return on sales before taxes (EBT) improved to 20.8% as against 19.8% in the reference period 2001.

In the first six months of 2002, capital expenditure on property, plant and equipment rose by 10% to €92 million. ALTANA currently employs approximately 9,500 people (+8%). The number of newly created jobs thus again increased by roughly 700 employees. As in the prior years, R&D expenses of the Pharmaceuticals division were strongly expanded, recording a 40% increase in the first half of the year.

ALTANA Pharma: 16% sales increase

In the Pharmaceuticals division the growth trend further continued in the first half of 2002. Sales increased by 16% to €878 million (as against €756 million prior year). The core business Therapeutics recorded a growth of 21% to achieve sales of €729 million thus contributing 83% to total sales of ALTANA Pharma. The innovative gastrointestinal medication Pantoprazole (Pantozol/Protonix) remains to be the most important product. In the first half of the year, sales of €912 million were achieved together with our sales partners,

ALTANA

corresponding to an increase of 44% in year-to-year terms. ALTANA division sales as well rose by 44% to €432 million. In the U.S., the Pantoprazole share of new prescriptions in the corresponding market segment amounts to 15.4% as of July 19.

Pantoprazole sales forecast raised to approximately €1.9 billion
As a result of the excellent performance of Pantoprazole the sales forecast is raised. For the full year ALTANA expects worldwide market sales including those of all sales partners of approximately €1.9 billion, up to €200 million more than previously anticipated (€1.7 billion).

In the first half of the year, ALTANA Pharma increased pre-tax profits by 28% to €224 million (€175 million in the corresponding period prior year). Measured in terms of EBITDA, the operating return amounted to 29.8%, as against 26.3% prior year. The return on sales improved from 23.2% to 25.5%.

The development of the two important respiratory tract pipeline candidates, Ciclesonide and Roflumilast, is making good progress. End of the second quarter, ALTANA Pharma submitted Ciclesonide, which shall be marketed under the name Alvesco, for approval to the authorities in Great Britain, Australia, Canada and Switzerland. Great Britain constitutes the reference country as to the approval in Europe.

ALTANA Chemie: 6% growth in the first half of the year
In the first half of the year, ALTANA Chemie nominally increased sales by 6% to achieve €389 million (prior year €367 million). On the operating level, i. e. excluding acquisition effects, sales were up 3%. With the exception of Asia, sustained impetus for growth is not yet noticeable.

In the largest business unit Additives & Instruments, accounting for 40% of total sales of ALTANA Chemie, sales rose by 7% to €156 million (€147 million prior year). The remaining business units achieved sales increases as well. While domestic sales of ALTANA Chemie slightly declined from €53 million to €51 million, foreign business improved by 8% to €338 million – also due to acquisitions.

Similar to the first quarter, the positive profit trend of ALTANA Chemie further continued. Pre-tax profit rose by 20% to €58 million. The return on sales improved from 13.3% to 15%. Amounting to 21%, the EBITDA margin is as well above the prior-year level. As a result ALTANA Chemie occupies a leading position in an international sectoral comparison.

Outlook 2002: Sales and profit forecast confirmed
For 2002, ALTANA expects the positive business trend to further continue. "Despite the difficult environment we further anticipate double-digit growth rates in sales and operating profit between 10 and 20% for the full year", explained Nikolaus Schweickart.

As planned, high capital expenditures for the pipeline projects Ciclesonide and Roflumilast currently undergoing advanced development phase will have a stronger influence on profits in the second half of the year. Whereas ALTANA Chemie may anticipate a restrained positive performance for the whole year, ALTANA Pharma expects the gratifying business trend to continue in view of the success of Pantoprazole. Schweickart: "We are therefore confident to be able to achieve the seventh record year in succession despite the current exchange rate situation."

Key figures first half of 2002

ALTANA Group	1-6 2002	1-6 2001[1]	Change
	In € million	In € million	In %
Sales	1,267	1,123	+ 13
Profit before interest, taxes, depreciation and amortization (EBITDA)	320	256	+ 25
Profit before interest and taxes (EBIT)	262	209	+ 25
Profit before taxes (EBT)	264	223	+ 19
Return on sales (in %)	20.8	19.8	-
Income before minority interests (EAT)	166	126	+ 31
Earnings per share (EPS, in €)	1.21	0.91	+ 33
Cash flow from operating activities	170	168	+ 1
Capital expenditure on property, plant and equipment	92	83	+ 10
R&D expenses Pharmaceuticals division	161	115	+ 40
Number of employees	9,491	8,805	+ 8

[1] Comparison of the operating level: Excluding special gain Lundbeck and special items from first-time application of new IAS standards; for details please refer to the interim report.

For the complete interim report please visit our Web site - ***www.altana.com***

About the company
ALTANA AG (NYSE: AAA) is an international pharmaceuticals and chemicals group with sales of €2.3 billion in 2001 and about 9,500 employees all over the world. Its Pharmaceuticals division, ALTANA Pharma (Constance), concentrates on the areas Therapeutics, Diagnostics and OTC medication and focuses on innovative pharmaceutical research (gastroenterology, respiratory, oncology). ALTANA Pharma represents a group of about 30 subsidiaries and affiliates in Europe, the Americas and Asia. The Chemicals division, ALTANA Chemie, develops, produces and sells Additives & Instruments, Coatings & Sealants, Varnish & Compounds and Wire Enamels worldwide. The Chemicals division has more than 20 subsidiaries and affiliates all over the world.

This press release contains forward-looking or anticipatory statements about ALTANA's business and financial performance which are based on the information currently available in the expectations currently deemed reasonable by ALTANA. However, because these forward-looking statements are subject to many risks, uncertainties and changes over time, actual results may differ materially from those expressed or implied by these forward-looking statements. ALTANA undertakes no obligation to update any forward-looking statements as a result of new information or future developments.

This press release is also available at ***www.altana.com***.

ALTANA

Should you have any queries please contact:

ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

phone: +496172 - 404 266
fax: +496172 - 404 430

Press & Media Relations

Steffen Müller
phone: +496172 - 404 406
fax: +496172 - 404 430

Investor Relations
Sandra Fabian
phone: +496172/404-383
fax: +496172/404-448

ALTANA



Strategy creates values

Interim Report to June 30, 2002

At a glance

in € million	1-6 2002	1-6 2001[1,2]	Δ%
Sales	**1,267**	1,123	13
Profit before interest, taxes, depreciation and amortization (EBITDA)	**320**	256	25
Profit before interest and taxes (EBIT)	**262**	209	25
Profit before taxes (EBT)	**264**	223	19
Return on sales (in %)	**20.8**	19.8	–
Income before minority interests (EAT)	**166**	126	31
Earnings per share (EPS, in €)	**1.21**	0.91	33
Cash flow from operating activities	**170**	168	1
Capital expenditure on property, plant and equipment	**92**	83	10
Number of employees	**9,491**	8,805	8

[1] After restatements (see p.18)
[2] Comparison of the operational level: Excluding special gain from the sale of the stake of the Lundbeck joint venture (€110 million before taxes; €81 million after taxes).

Sales by quarter [1]

in € million



600
500
400
300
200
100
554
614
569
653
Q1 '01
Q1 '02
Q2 '01
Q2 '02

Profit before taxes by quarter [1,2]

in € million



150
125
100
75
50
25
111
129
112
135
Q1 '01
Q1 '02
Q2 '01
Q2 '02

Sales performance of the Group

Consolidated sales: ALTANA enjoys 13% growth

In the first half of 2002, the positive business performance continued. ALTANA achieved the targeted double-digit growth rates. As against the corresponding period prior year (€1,123 million), total sales increased by 13% to achieve €1,267 million. Influences attributable to exchange rate and acquisition effects counterbalanced themselves.

The driving force is mainly international business. In the period under review, business activities abroad reflected a clear sales increase of 16%. The share of consolidated sales generated in markets outside of Germany was 81% (€1,023 million), corresponding to 79% prior year. In the important North American market, sales rose by 29% to €341 million. In the first six months of the year, development in Europe (excluding Germany) recorded an 11% sales increase to achieve €419 million.

Sales performance

in € million



1,123[1]
1,267
756
367
Operational Growth 13%
Acquisitions 1%
Exchange rate effect -1%
878
389
Pharmaceuticals
Chemicals
1-6 '01
1-6 '02

[1] After restatements (see p.18)

Profit situation of the Group

Sound double-digit profit growth

In the first half of the current financial year, the increase of consolidated profit again clearly outperformed the achieved sales growth. On the operational level, pre-tax profit rose by 19% to €264 million (prior-year level €223 million). Within the same period, the return on sales improved from 19.8% to 20.8%. The EBITDA margin climbed from 22.8% to 25.2%.

Amounting to €166 million, the income before minority interests (EAT) was up 31% compared to the prior year. As a result, earnings per share increased by 33% to achieve €1.21.

Key profit figures operational level

	Q2 2002		Q2 2001	
	in € million	%	in € million	%
Sales	**653**	**100**	569	100
Gross profit from sales	**426**	**65.3**	339	59.4
Profit before interest and taxes (EBIT)	**134**	**20.5**	105	18.5
Profit before taxes (EBT)	**135**	**20.6**	112	19.6
Income before minority interests (EAT)	**85**	**12.9**	68	12.0
Earnings per share (EPS, in €)	**0.62**		0.49	

	1–6 2002		1–6 2001[1]	
	in € million	%	in € million	%
Sales	**1,267**	**100**	1,123	100
Gross profit from sales	**818**	**64.6**	674	60.0
Profit before interest and taxes (EBIT)	**262**	**20.7**	209	18.6
Profit before taxes (EBT)	**264**	**20.8**	223	19.8
Income before minority interests (EAT)	**166**	**13.1**	126	11.3
Earnings per share (EPS, in €)	**1.21**		0.91	

[1] Excluding special gain Lundbeck

Sales performance of the Pharmaceuticals division

Pharmaceuticals continues to enjoy growth

In the Pharmaceuticals division the successful growth trend further continued, recording a sales increase of 16% to €878 million (as against €756 million in the corresponding period prior year). In the first half of the year, exchange rate effects were slightly negative with 2 percentage points and were mainly attributable to Latin America.

The driving force behind the sales trend was again the strategic core business Therapeutics, recording a growth of 21% to achieve €729 million in the first six months. Therapeutics thus contributed 83% to total sales of ALTANA Pharma. The continued successful marketing of the innovative gastrointestinal medication Pantoprazole (Pantozol®/ Protonix®) is decisive. In the first

Sales by business unit



in %	in € million	1–6 2002	1–6 2001
83	Therapeutics	**729**	603
6	OTC	**55**	63
6	Imaging	**51**	47
3	In-vitro Diagnostics	**24**	23
2	Other	**19**	20
	Total	**878**	**756**

half of the year, market sales of €912 million were achieved together with our sales partners, corresponding to an increase of 44% in year-to-year terms. ALTANA division sales as well rose by 44% to €432 million. In the U.S., Pantoprazole achieved a 15% share of new prescriptions in the corresponding market segment end of June.

With a 78% sales share in foreign markets, the regional distribution clearly demonstrates the importance of international business activities. In the first half of the year, the share of sales generated in markets outside of Germany was up by 20% to achieve €685 million. In the particularly important North American region, we achieved a 43% growth rate, pushing sales up to €263 million.

Sales by region



in %	in € million	1-6 2002	1-6 2001
22	Germany	**193**	186
31	Rest of Europe	**267**	234
30	North America	**263**	184
14	Latin America	**125**	131
3	Other regions	**30**	21
	Total	**878**	**756**

Profit trend of the Pharmaceuticals division

Clear profit increase on high level

The high profitability of our pharmaceutical business is again reflected in an increase of pre-tax profits by 28% to €224 million (€175 million prior year). The return on sales correspondingly rose from 23.2% to 25.5%. Measured in terms of EBITDA, the operating return amounted to 29.8%, as against 26.3% prior year.

Further information

Research and Development

In the second quarter, ALTANA Pharma submitted Ciclesonide, its respiratory drug, for approval to the authorities in Great Britain, Australia, Canada and Switzerland. ALTANA Pharma also plans to submit Ciclesonide for approval in other countries over the next few months. The development of our second pipeline candidate Roflumilast currently undergoing phase III is progressing very well. ALTANA Pharma now has two very promising drugs in its research pipeline which will be launched on the international market over the next few years to treat asthma and COPD.

In the first half of the year, expenditure on R&D amounted to €161 million (+40%), corresponding to roughly 22% of therapeutic sales.

Investments

In the period under review, capital expenditure on property, plant and equipment totaled €60 million (prior year: €58 million). Particular emphasis was placed on the expansion of research facilities in Constance as well as of production capacities in Singen.

Employees

End of June 2002, ALTANA Pharma employed 7,193 people (+9%). The workforce in Germany totaled 3,186 and the number of staff abroad 4,007.

Sales performance of the Chemicals division

ALTANA Chemie: 6% growth in the first half

Including acquisitions, sales growth nominally accounted for 6% to achieve €389 million (prior year €367 million). Operational sales growth in the first half of the year amounted to 3%. Exchange rate effects were to be neglected. After a long stagnation due to the economic slowdown, the business trend of ALTANA Chemie does not yet reveal a sustained impetus for growth.

In the first six months of the year, sales of the Additives & Instruments business unit rose by 7% to €156 million. The Coatings & Sealants business unit generated sales of €113 million, a 3% increase on the prior-year

Sales by business unit



in %	in € million	1-6 2002	1-6 2001
40	Additives & Instruments	**156**	147
29	Coatings & Sealants	**113**	109
21	Wire Enamels	**83**	81
10	Varnish & Compounds	**37**	30
	Total	**389**	**367**

level. During the second quarter, the business volume of the Wire Enamels unit showed an encouraging development so that a 2% growth was recorded for the first half of the year. Sales of the Varnish & Compounds business unit grew by 23% to €37 million – most of this was attributable to acquisitions.

While domestic sales declined by 3% to €51 million in the first six months, foreign business in the same period rose by 8% to €338 million – also due to acquisitions. The share of sales generated from international business thus accounts for 87%.

Sales by region



in %	in Mio. €	1–6 2002	1–6 2001
13	Germany	51	53
39	Rest of Europe	152	142
20	North America	78	80
19	Asia	75	62
9	Other regions	33	30
	Total	**389**	**367**

Profit trend of the Chemicals division

Clear profit increase

The encouraging profit trend already reported in the first quarter further continued. Pre-tax profit rose by 20% to €58 million, compared to €49 million in the first half of the prior year, reflecting a clearly stronger increase than in sales. The return on sales rose to 15.0%. Amounting to 21.0% the EBITDA margin is as well above the prior-year level. As a result ALTANA Chemie occupies a leading position in an international sectoral comparison.

Further information

Acquisitions

With the acquisition of the epoxy resin business of Guardian Resin Corporation, U.S., as of June 01, 2002, ALTANA Chemie took a further step to strengthen the Varnish & Compounds business. These new technologies in the area of water-based epoxy resin systems for motors and transformers expand our position in the North American market.

Investments

In the first half of 2002, €26 million were invested in property, plant and equipment (prior year €24 million). Further investments will be done mainly in the second half of the year and channeled into the expansion of our Wesel site.

Employees

On June 30, 2002, ALTANA Chemie employed 2,252 people worldwide (+4%). The workforce in Germany totaled 1,030 and the number of staff abroad 1,222.

Segment reporting

in € million	Pharmaceuticals	Chemicals	Holding company	Group
Net Sales				
1-6 2002	**878**	**389**	**-**	**1,267**
1-6 2001 [1]	756	367	-	1,123
Operating income (EBIT)				
1-6 2002	**223**	**62**	**-23**	**262**
1-6 2001 (adjusted) [1,2]	172	54	-17	209
1-6 2001 [1]	282	54	-17	319
Profit before taxes (EBT)				
1-6 2002	**224**	**58**	**-18**	**264**
1-6 2001 (adjusted) [1,2]	175	49	-1	223
1-6 2001 [1]	285	49	-1	333
Capital expenditure [3]				
1-6 2002	**62**	**33**	**6**	**101**
1-6 2001	60	34	2	96
Employees				
June 30, 2002	**7,193**	**2,252**	**46**	**9,491**
June 30, 2001	6,614	2,157	34	8,805

[1] After restatements (see p.18)
[2] Adjusted to exclude special gain from the sale of the Lundbeck joint venture (€ 110 million)
[3] Capital expenditure on property, plant and equipment and intangible assets

Asset and financial position of the Group

Sound balance sheet structure

At the end of the first half of 2002, total assets of the ALTANA Group amount to €2,127 million reflecting the level of the beginning of the year. After allowance for debts, the net liquid assets of the Group equal €333 million. The shareholders' equity amounting to €1,109 million covers 52% of total assets.

Cash flow

The cash flow provided from operating activities amounting to €170 million was only slightly above prior-year level due to higher working capital. Cash flow used in investing activities in the period under review mainly comprises cash flow for capital expenditure on fixed assets (€101 million), balanced with cash flow from the sale of securities. In the prior year this item included €102 million from the Lundbeck divestment. The cash flow used in financing activities primarily includes the dividend payment of €96 million for the prior year as well as cash flow for the purchase of treasury shares (€58 million). Over year-end 2001, Group liquidity, comprising cash, cash equivalents and securities, altogether decreased by €86 million to €467 million.

ALTANA Group
Consolidated Cash Flow Statement

in € million	1-6 2002	1-6 2001
Cash flow provided from operating activities	170	168
Cash flow used in investing activities	-72	-1
Cash flow used in financing activities	-137	-106
Effects of changes in companies consolidated and in exchange rates on cash and cash equivalents	-10	8
Net change in cash and cash equivalents	**-49**	**69**
Cash and cash equivalents as of January 1	254	172
Cash and cash equivalents as of June 30	**205**	**241**

Outlook

Ambitious targets for 2002 confirmed
For the second half of the year we expect the positive business trend to further continue so that double-digit growth rates in sales and profits may be achieved for the whole year 2002 despite the difficult environment. According to our plannings, high capital expenditures for the pipeline projects Ciclesonide and Roflumilast currently undergoing advanced development phase will have a stronger influence on profits in the second half of the year.

ALTANA Pharma: Further expansion
In view of the success of Pantoprazole, ALTANA Pharma anticipates the positive business trend to continue over the rest of the year. The sales forecast as to the worldwide market sales of Pantoprazole is increased to approximately €1.9 billion, up to €200 million more than previously expected (€1.7 billion).

ALTANA Chemie: Further moderate growth
In view of a slight recovery in business activities in the second quarter, ALTANA Chemie may anticipate moderate, single-digit sales growth for the whole year. From today's perspective, profit growth will exceed the sales increase and – supported by efficient cost management – result in margin improvements.

ALTANA share

At the beginning of the second quarter, the ALTANA share initially resumed the outstanding performance of the first three months and reached a new all-time high at €65.34 on April 15. Later on the price was affected by the crisis of confidence gaining strength on the stock market and by the increasingly negative feeling towards the pharmaceutical sector. While DAX and MDAX recorded significant losses of –15% respectively –9% after six months, the ALTANA share concluded the first half of the year at €54.94 with a comparatively slight decline of –1% since the beginning of the year. End of June, ALTANA remained almost unchanged at position 24 (Q1: 23) and 30 in the official German Stock Exchange ranking in terms of market capitalization and total trading volume. At the end of the first half of 2002, the market capitalization of ALTANA AG amounted to €7.7 billion.

Since May 22, ALTANA is listed on the NYSE (New York Stock Exchange) under the ticker symbol »AAA«. The share concluded the first day of trading at $54.92. At the end of the first half of the year (reference date June 28, 2002), the share price weakened as well – in line with the general trend – and closed at $52.09.

Comparative performance ALTANA/DAX/MDAX
Jan. 1–June 30, 2002



ALTANA
DAX
MDAX
1.1.02
1.2.02
1.3.02
1.4.02
1.5.02
1.6.02
120
110
100
90
80

ALTANA Group Semiannual Statement (abridged)

ALTANA Group Consolidated Balance Sheet

Assets in € million	June 30, 2002	Dec. 31, 2001
Intangible assets, net	166	179
Property, plant and equipment, net	596	579
Long-term investments	19	25
Total Fixed Assets	781	783
Inventories	289	277
Receivables and other assets	535	473
Marketable securities and cash and cash equivalents	467	553
Deferred Tax Assets	55	41
Total Assets	2,127	2,127

Shareholders' Equity and Liabilities in € million	June 30, 2002	Dec. 31, 2001
Shareholders' equity	1,109	1,170
Total Minority interests	9	9
Total Provisions	521	522
Debt	134	127
Other liabilities	354	299
Total Liabilities	488	426
Total Liabilities and Shareholders' Equity	2,127	2,127

ALTANA Group Statement of Changes in Equity [1]

in € million	1-6 2002	1-6 2001
Shareholders' equity (Jan. 1)	1,170	984
Dividend for the prior year	-96	-84
Net income	166	206
Translation adjustments	-58	23
Purchase of treasury shares	-58	-23
Change of revaluation reserve	-15	-4
Shareholders' Equity (June 30)	1,109	1,102

[1] After restatements (see p.18)

ALTANA Group Consolidated Income Statement

in Mio. €	Q2 2002	Q2 2001	1-6 2002	1-6 2001
Net sales	653	569	1,267	1,123
Cost of sales	-227	-230	-449	-449
Gross profit	426	339	818	674
Selling and distribution expenses	-153	-140	-301	-273
Research and development expenses	-99	-68	-178	-132
General administrative expenses	-40	-24	-66	-50
Other operating income and expenses	0	-2	-11	-10
Gain of Lundbeck sale	–	–	–	110
Operating income	134	105	262	319
Financial income	1	7	2	14
Income before taxes and minority interests	135	112	264	333
Income tax expense	-50	-43	-98	-126
Income before minority interests	85	69	166	207
Minority interests	0	-1	0	-1
Net income	85	68	166	206
Basic earnings per share (in €)				
Weighted average common shares outstanding at June 30 (thousand)			137,072	138,027

[1] After restatements (see p. 18)

The present report of the ALTANA Group for the first half of the year complies with the International Accounting Standard 34.

In connection with ALTANA's listing on the New York Stock Exchange in May 2002 and in view of the accounting and disclosure requirements stipulated by the United States Securities and Exchange Commission (SEC), ALTANA has restated its already issued consolidated financial statements in accordance with IAS 8, paragraphs 31 to 40. Restatements resulted from the revenue recognition under the licensing agreement with Wyeth-Ayerst Laboratories, the retroactive consolidation of special purpose entities and the measurement of the compensation payments outstanding to former DAT minority shareholders. The comparative figures of Q2 / 2001 as well as of the first half of 2001 stated in this report were restated accordingly.

This report is unaudited.

This report contains forward-looking or anticipatory statements about ALTANA's business and financial performance which are based on the information currently available in the expectations currently deemed reasonable by ALTANA. However, because these forward-looking statements are subject to many risks, uncertainties and changes over time, actual results may differ materially from those expressed or implied by these forward-looking statements ALTANA undertakes no obligation to update any forward-looking statements as a result of new information or future developments.

Should you have any queries or need further information material, please contact ALTANA AG, Corporate Communications.

Visit our Web site www.altana.de for up-to-date news and background information on the ALTANA Group.

ALTANA AG
Dr. Thomas Gauly
Senior General Manager
Head of Corporate Communications &
Investor Relations
Günther-Quandt-Haus
Seedammweg 55
D-61352 Bad Homburg v. d. Höhe
Germany
phone: +49 61 72 / 404 - 266
fax: +49 61 72 / 404 - 430

Investor Relations
Sandra Fabian
phone: +49 61 72 / 404 - 383
fax: +49 61 72 / 404 - 448

Press & Media Relations
Steffen Müller
phone: +49 61 72 / 404 - 406
fax: +49 61 72 / 404 - 430

e-mail: PR@altana.de
web site: www.altana.de

Financial Calendar 2002

R&D Day Pharmaceuticals, Frankfurt	September 5, 2002
Investors Conference Chemicals, Wesel	October 16, 2002
Report on Q3 2002	November 13, 2002

Please note that the above mentioned dates are subject to changes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: August 2, 2002

By: ______________________

Name: Dr. Hermann Küllmer
Title: Chief Financial Officer and Member of the Management Board

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Name: Dr. Rudolf Pietzke
Title: General Counsel